August 12, 2025

Richard Miller
Chief Executive Officer
Tron Inc.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

       Re: Tron Inc.
           Registration Statement on Form S-3
           Filed July 28, 2025
           File No. 333-288986
Dear Richard Miller:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Prospectus Summary
Our Business
TRX Tokens Treasury, page 4

1. We note that the Company has adopted a Tron-focused Treasury Reserve Policy. Please provide a materially complete description of TRX and your treasury
       strategy. In that regard:
           Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
           Describe the use case for TRX including its intended purpose, use and/or function.
           Provide a discussion of TRX "tokenomics," discussing the past and current supply of TRX, how new TRX is created, any burn mechanism, the amount of August 12, 2025
Page 2

           TRX locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.
             Include a discussion of the TRON ecosystem and a description of the lifecycle of the TRX token.
             Disclose the material terms of your custody arrangements with BiT Global Trust
           Limited and file the agreement as an exhibit.
             Provide a materially complete description of your planned staking program, policies and procedures, including the percentage staked.
             Disclose the material terms of your staking arrangement with JustLend and file the agreement as an exhibit.
             Disclose the material terms of the Advisory Agreement with Justin Sun and the
           Advisory Agreement with American Ventures LLC.
             Clarify the relationship that the Company has with the TRON DAO. In this regard, we note that the Company has entered into an Advisory Agreement with
           Justin Sun, Weike Sun is the sole shareholder of the Investor and a member of the board of directors, and Zihong Liu, senior advisor to Tron DAO, is also a member of the board of directors. Refer to the instruction to Item 501(b)(1) of Regulation
           S-K.
2.     We note your disclosure that you currently hold 365,096,845 TRX tokens.
We also
       note your disclosure on page 31 that the TRX tokens in the Treasury Wallet are
       currently    staked    on JustLend, a DeFi protocol, in exchange for
sTRX, a derivative
       token that represents the    staked    TRX tokens. Please revise your
disclosure to
       specify the amount of TRX and sTRX you currently hold.
Risk Factors
Risks Related to Our TRX Token Strategy and Holdings, page 26

3. Please revise your disclosure to include a description of the current status of SEC litigation involving TRX and, to the extent material, disclose the risks attendant
       thereto. In addition, we note your disclosure on page 32 that    neither
the SEC nor any
       other U.S. federal or state regulator has publicly stated whether they agree that the
       TRX token is a    security.       Please revise this statement to
disclose the pending SEC
       litigation regarding the unregistered offer and sale of TRX.
Exhibits

4. We note that you plan to file the Form of Senior Debt Indenture and the Form of
       Subordinated Debt Indenture as a post-effective amendment or as an exhibit to a document filed under the Securities Exchange Act. In order to qualify your indenture under the Trust Indenture Act of 1939 you must have a form
       of indenture on file at time of effectiveness of the registration statement. Please file by pre-effective amendment a form of indenture as an exhibit to your registration statement. See Trust Indenture Act Compliance and Disclosure Interpretation 201.02.
 August 12, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Theodore H. Paraskevas, Esq